UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2009

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission File No.  1-6479-1

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS

Page No.

Financial Statements:

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	15

Signature	16

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
OSG Ship Management, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ J.H. COHN LLP

New York, New York
June 25, 2010

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008

Investments, at fair value	$48,212,485	$39,622,786
Participant loans, at fair value	584,659	575,540
	48,797,144	40,198,326

Receivables:
Employer’s contributions	39,012	2,211
Participants’ contributions	34,309	-
	73,321	2,211
Net assets available for benefits at fair value	48,870,465	40,200,537
Adjustment from fair value to contract value for interest in collective investment fund relating to fully benefit-responsive investment contracts	(147,167)	118,586
Net assets available for benefits	$48,723,298	$40,319,123

See Notes to Financial Statements.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$6,916,573	$(12,907,773)
Dividend and interest income	1,135,022	1,626,118
Total investment income/(loss)	8,051,595	(11,281,655)

Participant conversions into the plan	-	220,273

Contributions:
Participants	1,927,767	2,596,428
Employer	2,564,428	3,643,265
Total contributions	4,492,195	6,239,693

Transfers from Maritrans Inc. plan	-	10,793,799
Other additions	6,086	-

Total additions	12,549,876	5,972,110

Deductions from net assets attributable to:
Distributions to participants	4,141,163	2,068,151
Other charges	4,538	6,431
Total deductions	4,145,701	2,074,582

Net increase in plan assets	8,404,175	3,897,528

Net assets available for benefits:
Beginning of year	40,319,123	36,421,595

End of year	$48,723,298	$40,319,123

See Notes to Financial Statements.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following brief description of OSG Ship Management, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General:
The Plan is a defined contribution plan covering substantially all full-time employees (that are not governed by the terms of a collective bargaining agreement, or are a Licensed Deck Officer) of OSG Ship Management, Inc. (the “Company”) who have thirty days of service and are age twenty-one or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan was amended and restated as of January 1, 2009 to include certain additionally required legal changes necessary to comply with Internal Revenue Code Section 415, the Pension Protection Act of 2006, and other applicable legislation, and to make such other changes desired by the Company, including but not limited to, the availability of hardship distributions.

Contributions:
Participants may make basic pre-tax contributions to the Plan of up to 35% of compensation, as defined.  A participant’s total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations thereunder.  Matching contributions are made by the Company as a percentage of the participant’s basic contributions and at the discretion of the Company.  From January 1, 2006 to June 30, 2009, the Company made contributions in an amount equal to 6% of compensation, as defined, plus during the five years ending December 31, 2010 for each of those employees who are 50 or older as of January 1, 2006, an additional amount calculated as a specified percentage of compensation based on such participant’s age.  As of July 1, 2009, the Company contribution was adjusted from 6% to 4% of compensation, as defined. Effective January 1, 2006, contributions with respect to an after-tax savings option can no longer be made.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Participant accounts:
Participants’ funds are kept in their own separate pre-tax and company contribution accounts.  Each participant’s pre-tax account is credited with the participant’s contribution and the company matching contribution, if any, is credited to the participant’s company contribution account.  Net investment gain or loss in each mutual fund or collective fund is allocated to each participant’s account in proportion to account balances, as defined.

Forfeited accounts
Forfeitures of terminated participant’s nonvested company contribution accounts are used to reduce the Company’s future contributions. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $79,448 and $18,057, respectively. These accounts will be used to reduce future employer contributions. Also, in 2009, employer contributions were reduced by $49,143 from forfeited nonvested accounts.

Vesting:
Participants are immediately vested in their contributions plus actual earnings thereon.  Participants are vested in their matching contribution account and employer contribution account upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled.

Participant loans:
Any participant can request from the Plan up to two loans not to exceed the lesser of (i) one-half the combined total of the participant’s vested accounts, or (ii) $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined.  The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant’s pre-tax account to a loan fund, which will be pledged as security for the loan.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Payment of benefits:
Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years.  The date of the initial payment of benefits may commence at anytime after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70 ½.  The plan also provides that on or after a participant’s 60th birthday, an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum.  Participants with an interest in the Company Stock Fund may elect to receive distributions of their interest in such fund in either cash or common stock of the Overseas Shipholding Group, Inc. (see Note 4).

Tax status:
The most recent determination letter received from the Internal Revenue Service, dated November 1, 2002, ruled that the Plan, as amended, constituted a qualified plan under the provisions of the Internal Revenue Code. The Plan has been subsequently amended. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 2 - Summary of Significant Accounting Policies:

Basis of presentation:
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates and assumptions.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued):

Investment valuation and income recognition:
As described in the applicable accounting guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the accounting guidance, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment fund as well as the adjustment of the investment in the collective investment fund from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Substantially all investments are stated at fair value.  Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are carried at fair value.  The Plan’s interest in the collective investment fund is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund.  The Company Stock Fund (see Note 4) follows unit accounting. The value of a participant’s account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash.

Changes in the fair value of investments during the year are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation/(depreciation) in fair value of investments.

Purchases and sales of securities are recorded on the date the transaction order is executed.  Dividend income is recorded on the ex-dividend date.  Interest income from other investments is recorded as earned.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued):

Fair Value Measurements:
As defined in the applicable accounting guidance, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the accounting guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued):

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2009 and 2008 are classified in the tables below in one of the three categories described above:

Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual Funds	$41,059,604			$41,059,604
Collective Investment Fund		$6,134,771		6,134,771
Company Stock Fund		1,018,110		1,018,110
Participant loans			$584,659	584,659

Total investments at fair value	$41,059,604	$7,152,881	$584,659	$48,797,144

Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual Funds	$30,315,732			$30,315,732
Collective Investment Fund		$7,780,410		7,780,410
Company Stock Fund		1,526,644		1,526,644
Participant loans			$575,540	575,540

Total investments at fair value	$30,315,732	$9,307,054	$575,540	$40,198,326

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (concluded):

Mutual Funds are designated as Level 1 investments and are valued at the net asset value of shares held by the Plan at year end.  The Collective Investment Fund and the Company Stock Fund are designated as Level 2 instruments and the valuations are based upon the underlying investments and contracts.  Participant loans are designated as Level 3 investments and are valued at amortized cost, which approximates fair value.

Changes in assets measured at fair value using Level 3 inputs for the years ended December 31, 2009 and 2008 are as follows:

	Balance, January 1, 2009	Net Realized and Unrealized (Losses)	Purchases, Sales and Settlements (Net)	Net Transfers In and/or (Out) of Level 3	Balance, December 31, 2009	Change in Unrealized (Losses) for Investments Still Held at December 31, 2009
Assets

Participant loans	$575,540	$-	$9,119	$-	$584,659	$-

Totals	$575,540	$-	$9,119	$-	$584,659	$-

	Balance, January 1, 2008	Net Realized and Unrealized (Losses)	Purchases, Sales and Settlements (Net)	Net Transfers In and/or (Out) of Level 3	Balance, December 31, 2008	Change in Unrealized (Losses) for Investments Still Held at December 31, 2008
Assets

Participant loans	$257,840	$-	$317,700	$-	$575,540	$-

Totals	$257,840	$-	$317,700	$-	$575,540	$-

Payment of benefits:
Benefits are recorded when paid.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Investments:

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the “Trustee”) under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

The following table presents investments, at fair value, that represent 5% or more of the Plan’s net assets at either December 31, 2009 or 2008:

	2009	2008

Vanguard 500 Index Fund	$5,014,110	$3,699,881
Vanguard Prime Money Market Fund	5,959,042	5,805,753
Vanguard Wellington Fund	5,026,149	4,602,922
Vanguard Retirement Savings Trust	6,134,771	7,780,410
PIMCO Total Return Fund	4,937,713	2,098,057

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (concluded):

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2009	2008
Company Stock Fund	$58,427	$(411,907)
Goldman Sachs Mid Cap Value Fund	232,618	(341,974)
Janus Small Cap Value Fund	326,307	(344,142)
Marisco Focus Investment Fund	217,300	(472,746)
MSIFT Midcap Growth Advisor	314,632	(346,425)
Oakmark Select Fund	113,931	(125,145)
PIMCO All Asset Fund	44,871	(134,800)
PIMCO Total Return Fund	133,983	(153,165)
Rainer Small/Mid Cap Value Fund	155,337	(501,399)
Vanguard 500 Index Fund	937,787	(2,077,279)
Vanguard Emerging Mkts-Stock Index Fund	736,449	(1,197,103)
Vanguard Explorer Fund	156,288	(219,269)
Vanguard International Growth Fund	545,728	(1,289,179)
Vanguard International Value Fund	328,574	(762,325)
Vanguard Mid-Cap Index Fund	218,150	(321,809)
Vanguard PRIMECAP Fund	230,393	(386,639)
Vanguard Target Retirement 2005 Fund	4,382	(53,083)
Vanguard Target Retirement 2015 Fund	108,477	(168,029)
Vanguard Target Retirement 2025 Fund	388,541	(424,145)
Vanguard Target Retirement 2035 Fund	241,760	(441,189)
Vanguard Target Retirement 2045 Fund	92,989	(127,724)
Vanguard Target Retirement Income	34,921	(39,646)
Vanguard Total Bond Market Index Fund	5,352	(10,472)
Vanguard Wellington Fund	818,989	(1,433,088)
Vanguard Windsor II Fund	470,387	(1,125,091)
	$6,916,573	$(12,907,773)

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 - Related Party Transactions:
Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Plan investments also include the Company Stock Fund, which invests in shares of Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

Note 5 - Plan Termination:
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 6 - Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 7 – Plan Merger:
During March 2008, the Profit Sharing and Savings Plan of Maritrans Inc. was merged into the Plan.  Maritrans Inc. was acquired by Overseas Shipholding Group, Inc. on November 28, 2006. As a result of this merger, the Plan received $10,793,799 in assets transferred in from the Profit Sharing and Savings Plan of Maritrans Inc., including $148,345 in participant loans.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Part IV, Line 4i)
DECEMBER 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Investment Description	Fair Value
*Overseas Shipholding Group, Inc.	Company Stock Fund	$1,018,110
Goldman Sachs Mid Cap Value Fund	Mutual Fund	989,380
Janus Small Cap Value Fund	Mutual Fund	1,145,484
Marisco Focus Investment Fund	Mutual Fund	888,273
MSIFT Midcap Growth Advisor	Mutual Fund	941,461
Oakmark Select Fund	Mutual Fund	340,737
PIMCO All Asset Fund	Mutual Fund	359,713
PIMCO Total Return Fund	Mutual Fund	4,937,713
Rainer Small/Mid Cap Value Fund	Mutual Fund	627,378
*Vanguard 500 Index Fund	Mutual Fund	5,014,110
*Vanguard Emerging Mkts-Stock Index Fund	Mutual Fund	1,411,550
*Vanguard Explorer Fund	Mutual Fund	539,817
*Vanguard International Growth Fund	Mutual Fund	2,037,274
*Vanguard International Value Fund	Mutual Fund	1,566,311
*Vanguard Mid-Cap Index Fund	Mutual Fund	802,053
*Vanguard PRIMECAP Fund	Mutual Fund	890,372
*Vanguard Prime Money Market Fund	Mutual Fund	5,959,042
*Vanguard Target Retirement 2005 Fund	Mutual Fund	37,619
*Vanguard Target Retirement 2015 Fund	Mutual Fund	689,872
*Vanguard Target Retirement 2025 Fund	Mutual Fund	2,037,661
*Vanguard Target Retirement 2035 Fund	Mutual Fund	1,376,838
*Vanguard Target Retirement 2045 Fund	Mutual Fund	389,589
*Vanguard Total Bond Market Index Fund	Mutual Fund	422,908
*Vanguard Target Retirement Income Fund	Mutual Fund	196,927
*Vanguard Wellington Fund	Mutual Fund	5,026,149
*Vanguard Windsor II Fund	Mutual Fund	2,431,373
*Vanguard Retirement Savings Trust	Collective Investment Fund	6,134,771
		48,212,485
Participant loans (maturity dates ranging from 2010 through 2014, with interest ranging from 7% to 9.75%)	Loan	584,659
Totals		$48,797,144
* Party-in-interest.

Cost information not required for participant directed investments.

See Report of Independent Registered Public Accounting Firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By	/s/ Myles R. Itkin
Myles R. Itkin
Member of Savings Plan Committee

Date:  June 25, 2010